--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                AMENDMENT NO. 4
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            ENVIROTEST SYSTEMS CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                               STONE RIVET, INC.
                      ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                   (BIDDERS)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29409W105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              TERRENCE P. MCKENNA
                    C/O ENVIRONMENTAL SYSTEMS PRODUCTS, INC.
                                 7 KRIPES ROAD
                         EAST GRANBY, CONNECTICUT 06026
                                 (860) 653-0081

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:

                           RICHARD I. ANSBACHER, ESQ.
                           ELISABETH J. HARPER, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 4 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Environmental Systems Products Inc., a Delaware corporation ("Parent"), and Stone Rivet, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") relating to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Envirotest Systems Corp., a Delaware corporation (the "Company"), at $17.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments and supplements thereto, copies of which were previously filed as Exhibits 99(a)(1) and 99(a)(2), respectively to the Schedule 14D-1 (which collectively constitutes the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1, including the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 2, 1998, Stone Rivet, Inc. and Environmental Systems Products, Inc. ("ESP") announced that ESP, together with its proposed parent company, Environmental Systems Products Holdings Inc. ("ESPH"), had entered into new financing commitments with Credit Suisse First Boston ("CSFB"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and certain affiliates of each of CSFB and DLJ to provide financing for the acquisition by Stone Rivet, an indirect, wholly owned subsidiary of ESP, of Envirotest Systems Corp. ("Envirotest"), and repay or repurchase certain outstanding indebtedness of ESP and Envirotest.

     In connection with the new financing, (i) CSFB and DLJ have agreed to provide to ESPH a $435 million senior secured credit facility, (ii) affiliates of CSFB and DLJ have agreed to purchase $100 million of senior subordinated notes of ESPH and (iii) affiliates of DLJ have agreed to purchase $100 million of senior discount notes of a newly formed holding company which will own ESPH. A commitment letter, dated October 1, 1998, among CSFB, DLJ, certain affiliates of CSFB and DLJ, ESP and ESPH with respect to the senior secured credit facility, a letter of intent, dated October 1, 1998, among an affiliate of DLJ, ESP and ESPH with respect to the senior discount notes, a letter of intent, dated October 1, 1998 among affiliates of CSFB and DLJ, ESP and ESPH with respect to the senior subordinated notes and a letter, dated October 1, 1998, among CSFB, ESP and ESPH with respect to the relationship between the new financing commitments and the financing commitment under the bridge loan commitment letter, dated August 12, 1998, between CSFB and ESP are each attached hereto as Exhibits 99(b)(3), 99(b)(4), 99(b)(5) and 99(b)(6), respectively and incorporated herein by reference.

     A copy of a press release issued by Stone Rivet, Inc. and ESP on October 2, 1998 announcing the new financing commitments is attached hereto as Exhibit 99(a)(11) and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(11) Text of Press Release, dated October 2, 1998.

99(b)(3) Commitment Letter, dated October 1, 1998, among CSFB, DLJ, certain affiliates of CSFB and DLJ, ESP and ESPH.

99(b)(4)  Letter of Intent, dated October 1, 1998, among an affiliate of DLJ,
          ESP and ESPH.

99(b)(5)  Letter of Intent, dated October 1, 1998, among affiliates of CSFB and
          DLJ, ESP and ESPH.

99(b)(6)  Letter, dated October 1, 1998, among CSFB, ESP and ESPH.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date: October 5, 1998
                                          STONE RIVET, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

Date: October 5, 1998
                                          ENVIRONMENTAL SYSTEMS
                                          PRODUCTS, INC.

                                          By:    /s/ TERRENCE P. MCKENNA
                                            ------------------------------------
                                            Name: Terrence P. McKenna
                                            Title: President and Chief Executive
                                              Officer

                                        3